SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
Amendment No. 2
______________________

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CryptoLogic Limited

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

228906103

(CUSIP Number)

David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8

(514) 744-3122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2011
(Date of Event which Requires Filing of this Statement)
______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 228906103	13D/A	Page 2 of 6 Pages

(1)		Name of Reporting Person Amaya Gaming Group Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).	☐
(6)		Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 971,629
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 971,629
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 971,629
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)		Percent of Class Represented by Amount in Row (11) 7.49%
(14)		Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D (this "Statement") is being filed on behalf of Amaya Gaming Group Inc. ("Amaya") relating to the common shares, no par value (the "Common Shares"), of CryptoLogic Limited, a Guernsey, Channel Islands corporation (the "Issuer"). This Statement amends and supplements the initial statement on Schedule 13D, filed on April 15, 2011, and the amended statement on Schedule 13D/A, filed on May 6, 2011 (collectively, the "Original Statements") by Amaya.  The Original Statements are hereby amended and restated as follows.

Item 4.            Purpose of Transaction

Item 4 is amended and restated as follows:

The Issuer publicly announced on March 25, 2011 that it had undertaken a strategic review, including the possibility of an offer being made for the Issuer. In response to this announcement, Amaya acquired the Common Shares in order to facilitate a possible strategic transaction with the Issuer. At that time, Amaya was also considering one or more other alternatives to a strategic transaction with the Issuer.

On December 14, 2011, Amaya submitted a proposal to Deloitte LLP, the financial advisor to the Issuer regarding Amaya’s proposed acquisition of the Issuer (the “Proposal”).

The Proposal sets forth Amaya’s intent with regard to its offer to acquire the Issuer and remains an expression of interest only, does not express the agreement of the parties, is not binding on the parties and is to be used only as a negotiation aid by the parties.  Amaya and the Issuer are not bound until they enter into a final offer (the “Final Offer”) regarding the proposed acquisition.

On December 15, 2011 Amaya and the Issuer announced that they agreed in principle to the outline terms of a possible recommended all cash offer for all the outstanding share capital of the Issuer (the “Issuer Shares”) that Amaya does not already own (the “Possible Offer”) priced at US$2.50 per Issuer Share and valuing the Issuer at approximately US$34,500,000. This Possible Offer does not constitute an announcement of a firm intention to make an offer under the United Kingdom’s City Code on Takeovers and Mergers.

The Possible Offer is based on the assumption that the aggregate number of issued and outstanding Issuer securities as at closing, on a fully-diluted basis, will be 14,178,301 (including 860,507 exchangeable securities and 359,250 stock options).

The Board of Amaya believes that there is strong strategic fit between the two companies and believes the Issuer would be well placed to serve and expand its customer base as part of the Amaya group.  The Board of Amaya believes that the international capabilities, existing customer relationships, together with the breadth and scale of Amaya's business, provide a strong platform to maximize the potential of the Issuer’s business.

The purchase price is expected to be funded through cash on hand, cash available  and under Amaya’s existing credit facilities.  Amaya currently intends to raise up to $20 million through the issuance of unsecured convertible debentures and warrants, on a bought-deal basis (a form of financing which the underwriter commits to providing), to be announced concurrently with the announcement of the Final Offer, and to obtain a bridge loan for the remaining portion, which is also expected to be in place upon the announcement of the Final Offer.

The discussions with the Issuer are at a preliminary stage and the Possible Offer is subject to the satisfaction (or waiver by Amaya) of certain pre-conditions including, but not limited to, the satisfactory completion of confirmatory due diligence by Amaya, unanimous recommendation by the Board of the Issuer and confirmation by Amaya that it has sufficient funds to complete the offer.

Once initiated, Amaya expects to be in a position to complete its due diligence and finalize the Final Offer by January 12, 2012 or as soon as possible thereafter.

Item 5.            Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)         As of the date hereof, Amaya beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares

Amaya Gaming Group Inc.	971,629	7.49%

The percentage of outstanding Common Shares in the table above is based on 12,968,540 Common Shares outstanding as of November 21, 2011, as reported by the Issuer in its press release dated November 22, 2011, furnished under cover of Form 6-K to the Securities and Exchange Commission on November 22, 2011.

(b)         Amaya has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of  971,629 Common Shares.

(c)         Not applicable.

(d)         Not applicable.

(e)         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011	Amaya Gaming Group Inc.

	By:	/s/ David Baazov
	Name:	David Baazov
	Title:	President and Chief Executive Officer